July 27, 2010

Securities and Exchange Commission
Division of Corporation Finance
Attention Mr. John Reynolds, Assistant Director
100 F Street N.E.
Washington, D.C. 20549

Re: Abercrombie & Fitch Co.
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 29, 2010
Definitive Proxy Statement on Schedule 14A
Filed May 10, 2010
File No. 001-12107

Dear Mr. Reynolds:

In response to the oral comment of the Staff on July 23, 2010, the Company acknowledges that it will, to the extent applicable, in future proxy statements distinguish between the disclosure under Item 402(s) of Regulation S-K with respect to equity compensation and any risk factor language in the Company’s periodic filings that addresses risks related to equity compensation in a manner similar to the distinction described in the Company’s letter to the Staff dated July 16, 2010.

Very truly yours,

/s/ Jonathan E. Ramsden
Jonathan E. Ramsden
Executive Vice President and Chief Financial Officer
Abercrombie & Fitch Co.